                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                          Durakon Industries, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Stock, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 266334 10 1
                           ----------------------------
                                (CUSIP Number)



                               Donald J. Kunz
       Honigman Miller Schwartz and Cohn 2290 First National Building,
                              Detroit, MI 48226
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              January 23, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   266334 10 1                         PAGE   2   OF   10    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Martinique Hotel, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,488,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,488,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,488,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   266334 10 1                         PAGE   3   OF   10    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Max M. Fisher
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            114,986
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        114,986
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       114,986
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, without par value (the "Shares"), of Durakon Industries, Inc., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 2101 N. Lapeer Road, Lapeer, Michigan 48446.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rules 13d-1(f)(1) and (2) and 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 1 to Schedule 13D on behalf of Martinique Hotel, Inc., a Delaware corporation ("Martinique") and Max M. Fisher ("Mr. Fisher"). The foregoing persons are sometimes hereinafter referred to collectively as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that such a "group" exists.

         Mr. Fisher

         (b) - (c) Mr. Fisher's business address is 2700 Fisher Building, Detroit, Michigan 48202. His present principal occupation or employment is as a private investor.

         Martinique

         (b) - (c) Martinique is a Delaware corporation with its principal business being investments. Martinique's business address (which also serves as its principal office) is 2700 Fisher Building, Detroit, Michigan 48202. Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Martinique and their respective business addresses and present principal occupations are set forth below.

Directors                             Address                               Occupation
---------                             -------                               ----------

Marjorie S. Fisher                    2700 Fisher Building                  Director and President
                                      Detroit, Michigan  48202              Martinique, Investor

Phillip Wm. Fisher                    2700 Fisher Building                  Director and Vice President
                                      Detroit, Michigan  48202              Martinique, Investor

Jane Fisher Sherman                   2700 Fisher Building                  Director and Secretary
                                      Detroit, Michigan  48202              Martinique, Investor

Julie Fisher Cummings                 2700 Fisher Building                  Director and Treasurer
                                      Detroit, Michigan  48202              Martinique, Investor

Mary D. Fisher                        2700 Fisher Building                  Director Martinique,
                                      Detroit, Michigan  48202              Investor

Marjorie Fisher Aronow                2700 Fisher Building                  Director Martinique,
                                      Detroit, Michigan  48202              Investor


     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The source and amount of funds or other considerations used or to be used by the Reporting Persons to purchase Shares consists of working capital of Martinique and personal funds of Mr. Fisher.


ITEM 4.    PURPOSE OF TRANSACTION.

           The Shares to which this Statement relates have been acquired for investment purposes and to influence the directors and management of the Company.

           The Reporting Persons intend to seek additional information about the Company and to conduct a detailed and continuous review of their investment in the Company and, on the basis of such review, and market conditions and such other factors as they may deem relevant, may determine to increase or decrease their investment in the Company. Accordingly, each of the Reporting Persons expressly reserves the right to dispose of all or any part of his or its investment in the Shares by public or private sale, merger or otherwise (subject to applicable restrictions of the Securities Act of 1933, as amended) or to continue to hold the Shares or to acquire additional Shares or other securities of the Company at such prices and on such terms as such Reporting Person deems advisable, including without limitation, by purchase, by inviting a tender of Shares or other securities of the Company, by merger or otherwise. In addition, based upon such review and such market and other conditions and in light of the circumstances then existing, the Reporting Persons will consider what, if any, changes would be desirable to be proposed, in the Company's assets, corporate structure, dividend policy, capitalization, operation, properties, policies, management and personnel and whether it would be desirable to propose any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries.

           Except as described herein, neither of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

           The following information is provided in response to Item 5 of
Schedule 13D and is based on a total of 6,165,292 Shares outstanding as of October 31, 1996, adjusted to reflect a 400,000 Share redemption on January 23, 1997, as reported in the Company's Report on Form 10-Q for the fiscal quarter ended September 30, 1996.

           (a)  Mr. Fisher

                Mr. Fisher beneficially owns 114,986 Shares, constituting approximately 1.9% of the Company's outstanding Shares.

                Mr. Fisher disclaims any direct or indirect beneficial interest in the Shares beneficially owned by Martinique.

                Martinique

                Martinique beneficially owns 1,488,000 Shares constituting approximately 24.1% of the Company's outstanding Shares.

                Martinique disclaims any direct or indirect beneficial interest in the Shares beneficially owned by Mr. Fisher.

           (b) - (c)  Mr. Fisher

                Mr. Fisher acquired beneficial ownership of 104,458 Shares at a price of $13.00 per Share in a private purchase on January 23, 1997. He previously owned 10,528 Shares. Mr. Fisher has sole power to vote or direct the vote and to dispose or direct the disposition of the 114,986 Shares held by Mr. Fisher constituting approximately 1.9% of the Shares outstanding.

                Martinique

                Martinique has sole power to vote or direct the vote and to dispose or direct the disposition of the 1,488,000 Shares held by Martinique constituting approximately 24.1% of the Shares outstanding.

                Except as set forth above, neither of the Reporting Persons, nor to the best of their knowledge, any persons listed in this statement, beneficially owns any Shares or has effected any transactions in Shares during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           None of the Reporting Persons nor, to the best of their knowledge any other person listed herein, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following exhibit is filed with this statement:

           Joint Statement Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 3, 1997                   MARTINIQUE HOTEL, INC.


                                      By:  /s/ Phillip Wm. Fisher
                                           ------------------------------------
                                           Phillip Wm. Fisher, a Director and
                                           its Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 3, 1997             /s/ Max M. Fisher
                                     ----------------------------------------
                                                MAX M. FISHER

                                 EXHIBIT INDEX


Exhibit              Description
-------              -----------
  1                  Joint Statement Agreement
